CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes Due 2018	$212,304,000	$24,669.72

(1)      The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $0.8846 per CAD1 as of November 20, 2014.

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 8 to Registration Statement No. 333-200365 Dated November 20, 2014 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
CAD240,000,000 Floating Rate Senior Notes Due 2018

We, Morgan Stanley, are offering the notes described herein on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, CAD240,000,000 Floating Rate Senior Notes Due 2018 (the “notes”) prior to the maturity thereof, except in accordance with the provisions described in the accompanying prospectus under “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” and “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts.”

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described herein and under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

CDS Clearing and Depository Services Inc. (“CDS”) will be designated as the depositary for any registered global security relating to the notes.  We will issue the notes only in book-entry form as global securities registered in the name of CDS & Co., CDS’s nominee, or in such other name as CDS may designate with our prior consent.  The sale of the notes will settle in immediately available funds through CDS on November 26, 2014 (4 New York business days after the date of this pricing supplement).

The notes will not be listed on any securities exchange.

We describe how interest is calculated, accrued and paid on the notes, including where a scheduled interest payment date is not a business day, under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	CAD1,000	CAD2.50	CAD997.50
Total	CAD240,000,000	CAD600,000	CAD239,400,000

MORGAN STANLEY

Floating Rate Notes Due 2018
Aggregate Principal
Amount:	CAD240,000,000
Maturity Date:	January 11, 2018
Settlement Date
(Original Issue Date):	November 26, 2014 (4 New York business days after the date of this pricing supplement)
Interest Accrual Date:	November 26, 2014
Issue Price:	100%
Specified Currency:	Canadian dollars (“CAD”)
Redemption Percentage
at Maturity:	100%
Base Rate:	3-month CDOR
Spread:	Plus 0.82%
Index Maturity:	3 months
Index Currency:	CAD
Initial Interest Rate:	The base rate plus 0.82%, as determined by the calculation agent as of 10:00 am Toronto time on the settlement date
Interest Payment Dates:	Quarterly payments on January 11, April 11, July 11 and October 11 of each year, commencing on April 11, 2015. The day count convention is Actual/365.
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each interest payment date
Interest Reset Period:	Quarterly
Interest Determination Dates:	Each interest payment date
Reporting Service	Reuters (page “CDOR”)
Business Days:	Toronto and New York
Calculation Agent:	BNY Trust Company of Canada
Sub-Paying Agent:	BNY Trust Company of Canada
Denominations:	CAD100,000 and integral multiples of CAD1,000
CUSIP:	6174467Z6
ISIN:	CA6174467Z63
3-month CDOR:
The 3-month CAD-BA-CDOR is the inter-bank bid rate for Canadian dollar bankers acceptances expressed as a rate per annum published on the screen page Reuters CDOR (or any successor page of Reuters or a screen page of another agency) on the interest determination date at or about 10:00 a.m. (Toronto time) for the relevant interest payment period.

Other Provisions:	General Terms of Notes, Tax Redemption and Payment of Additional Amounts (see below)
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Supplemental Information Concerning Description of Notes

General Terms of Notes

If the above-referenced Reuters CDOR page is not available, the calculation agent will request the principal Toronto offices of three banks selected by us from the banks named in Schedule I of the Bank Act (Canada) to provide their bid rate quotations (expressed as percentages per year) for Canadian dollar bankers’ acceptances in Canadian dollars having a 3-month term to maturity as of 10:00 a.m.  (Toronto time) on the interest determination date used for a principal amount equal to the aggregate principal amount of the notes, (or a term to maturity and principal amount as close as possible to the foregoing term to maturity and principal amount), and the 3-month CDOR will be the arithmetic mean of the three bid rate quotations.

If fewer than three bid rate quotations are provided as requested in the paragraph above, the 3-month CDOR will be the 3-month CDOR as determined on the previous interest determination date or, in the case where there is no previous interest determination date, as determined on the settlement date.

Tax Redemption

We may redeem, in whole but not in part, the notes offered on a global basis through CDS at our option at any time prior to maturity, upon the giving of a notice of tax redemption as described in the accompanying prospectus, at a redemption price equal to 100% of the principal amount of those notes, together with accrued and unpaid interest to the date fixed for redemption, if we determine that we have or will become obligated to pay additional amounts, as described below under “—Payment of Additional Amounts,” in accordance with “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” in the accompanying prospectus.

Payment of Additional Amounts

With respect to the notes, we will, subject to certain exceptions and limitations set forth in the accompanying prospectus, pay the additional amounts to the beneficial owner of the notes who is a U.S. Alien (as defined in the accompanying prospectus) as may be necessary in order that every net payment of the principal of and interest on the notes and any other amounts payable on the notes, after withholding or deduction for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of the payment by the United States, or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in the notes to be then due and payable.  See “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts” in the accompanying prospectus.

Notes Denominated in a Foreign Currency

The notes are denominated in Canadian dollars and a beneficial owner of interests in the notes will not have the right to receive all or a portion of the payments of principal or interest in U.S. dollars.

Supplemental Information Concerning Form of Securities

Global Securities; Book-Entry, Delivery and Form

The notes will be issued in one or more registered notes in global form (i.e. global notes), initially deposited with CDS & Co., as nominee for CDS.  Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS.  Investors may elect to hold interests in the global notes through any of CDS (in Canada), or Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems.  Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS.

The notes will be deposited with CDS & Co. as nominee of CDS for the benefit of owners of beneficial interests in the global notes, including participants of Euroclear and Clearstream, Luxembourg.  Principal and interest payments on the global notes deposited with CDS & Co., or any other nominee appointed by CDS, will be made on behalf of us to CDS & Co., or any other nominee appointed by CDS, and CDS will distribute the payment received to the applicable clearing system.

For as long as the notes are maintained in book-entry form at CDS, we and any paying agent shall treat CDS & Co., or any other nominee appointed by CDS, as the sole holder of such notes for all purposes.  Notes, which are represented by the global notes, will be transferable only in accordance with the rules and procedures of CDS.

The holder of the global notes shall be the only person entitled to receive payments in respect of notes represented by such global notes and we will be discharged by payment to, or to the order of, the holder of such global notes for each amount so paid.  Each of the persons shown in the records of CDS as the beneficial holder of a particular nominal amount of notes represented by such global notes, must look solely to CDS, as the case may be, for his or her share of each payment so made by us to, or to the order of, the holder of such global notes.  No person other than the holder of such global notes shall have any claim against us in respect of any payments due on such global notes.

In respect of the notes, we will at all times maintain a sub-paying agent having an office in Toronto, Canada.  All notices concerning the notes will be validly given if given through the sub-paying agent.

Supplemental Information Concerning Securities Offered on a Global Basis Through the Depositary

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds.  Secondary market trading between Euroclear participants and Clearstream, Luxembourg participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds, in immediately available funds.

Links have been established among CDS, Euroclear, and Clearstream, Luxembourg to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading.  CDS will be linked to Euroclear and Clearstream, Luxembourg through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines.  The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS.  Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a CDS participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date.  Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participants or Clearstream, Luxembourg participants on such business day.  Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of notes by or through a Euroclear participant or a Clearstream, Luxembourg participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in CDS.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.  CDS may change or discontinue the foregoing procedures at any time.

Notices

Notices given to CDS, as holder of the notes, will be passed on to the beneficial owners of the notes in accordance with the standard rules and procedures of CDS and its direct and indirect participants, including Clearstream, Luxembourg and Euroclear.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder.  Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On November 20, 2014, we agreed to sell to Morgan Stanley & Co. LLC, and it will agree to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 99.75%, which we refer to as the “purchase price” for the notes.  The notes purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 0.25% of the principal amount of notes.

We refer to Morgan Stanley & Co. LLC as the “agent” as such term is used under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

The agent intends to offer the notes for sale in Canada only on a private placement basis to “accredited investors” within the meaning of the applicable Canadian provincial securities laws, either directly or through affiliates or other dealers acting as selling agents.  Resales of the notes by purchasers will be subject to restrictions under Canadian securities laws.  The rights and remedies available to Canadian investors are governed by Canadian securities laws.  Canadian investors may be subject to Canadian tax law and should consult their own legal and tax advisors with respect to the Canadian tax consequences of owning the notes.

The agent represents and warrants to, and agrees with, us that:

(a)
the sale and delivery of any notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a “Canadian Purchaser”) by it shall be made so as to be exempt from the prospectus filing requirements and exempt from, or in compliance with, the dealer registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada (“Canadian Securities Laws”);

(b)
the agent (or its registered affiliate) is a dealer registered as an "investment dealer" or "exempt market dealer" as defined under applicable Canadian Securities Laws or the agent (or one of its affiliates) is exempt from the requirement to be registered as a dealer under applicable Canadian Securities Laws, and, in either case, the agent (and any applicable affiliate) is otherwise in compliance with the representations, warranties and agreements set out herein;

(c)
it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the preliminary and final version of the Canadian Offering Memorandum, dated November 20, 2014 with respect to the private placement of the notes in Canada (the “Canadian Offering Memorandum”)) within the meaning of Canadian Securities Laws;

(d)
it will ensure that each Canadian Purchaser is advised that no securities commission or other similar regulatory authority in Canada has passed upon the Canadian Offering Memorandum or the merit of the notes described therein, nor has any such securities commission or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the notes;

(e)	it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(i)	that any person will resell or repurchase the notes purchased by such Canadian Purchaser;

(ii)	that the notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii)	that any person will refund the purchase price of the notes; or

(iv)	as to the future price or value of the notes; and

(f)	it will inform each Canadian Purchaser:

(i)	that we are not, and may never be, a “reporting issuer” in any province or territory of Canada and there currently is no public market in Canada for any of the notes, and one may never develop;

(ii)	that the notes will be subject to resale restrictions under applicable Canadian Securities Laws; and

(iii)
such Canadian Purchaser’s name and other specified information may be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of the notes described herein made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the agent represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (1) to (3) above shall require us or the agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

With respect to notes to be offered or sold in the United Kingdom, the agent represents and agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The communication of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and any other documents or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom the notes are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of its or their contents.

The agent agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

WARNING: The contents of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

None of the notes have been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance.  No person has issued or may issue or had or may have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

None of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore, as amended (the “SFA”), by the Monetary Authority of Singapore and the notes will be offered pursuant to exemptions under the SFA.  Accordingly, none of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”), or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.  Where notes are subscribed or purchased pursuant to an offer made in reliance on Section 275 by a Relevant Person which is:

(a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)  to an Institutional Investor or to a Relevant Person, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)  where no consideration is or will be given for the transfer;

(3)  where the transfer is by operation of law; or

(4)  pursuant to Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of securities denominated in a foreign currency.